SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  General Devices,  Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Guy P. Lander
     Rosenman & Colin LLP
     575 Madison Avenue
     New York, NY  10022                 (212) 940-6442

DATE OF EVENT WHICH REQUIRES FILING:    FEBRUARY 17, 1999


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,535,579

8.       SHARED VOTING POWER:      40,000

9.       SOLE DISPOSITIVE POWER:  2,535,579

10.      SHARED DISPOSITIVE POWER:      40,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,575,579

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   25.81%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:      MYFM Capital, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   -----

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.04%

14.      TYPE OF REPORTING PERSON:   CO

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Park Lane Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   -----

7.       SOLE VOTING POWER:   500,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  500,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.01%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the purchase by Asset Value Fund Limited Partnership ("Asset Value") MYFM Capital, LLC ("MYFM") and Park Lane Associates, L.P. ("Park Lane") of the common stock, $.01 par value per share ("Shares") of General Devices, Inc., a New Jersey corporation (the "Company" or "General Devices"). General Devices's principal executive offices are located at 215 W. Church Road, Room 202, King of Prussia, Pennsylvania 19406.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c). Asset Value is a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc., ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a public company, the principal business of which is the operation of T. R. Winston &
Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information about the executive officers and directors of Asset Value Management and Kent, respectively, including addresses and principal businesses or occupations.)

     Paul O. Koether is the Chairman and a registered representative of TRW (see Exhibit B) and in this capacity has brokerage clients in which he has discretionary authority over certain of their investments. The Shares reported by Asset Value include 40,000 Shares beneficially owned by a customer ("Customer Shares") of TRW. Asset Value disclaims beneficial ownership of these Customer Shares. The customer is a citizen of the United States.

     MYFM is a limited liability company wholly-owned by Leonard M. Tannenbaum and his wife Elizabeth Tannenbaum, engaged in investing in various business activities. (See Exhibit C for additional information about Mr. Tannenbaum, including address and principal business or occupation.)

     Park Lane is a limited partnership primarily engaged in the ownership and operation of various automotive dealerships. The sole general partner of Park Lane is Bruce E. Toll. (See Exhibit D for additional information about Mr. Toll, including address and principal business or occupation.)

     Mr. Tannenbaum is the son-in-law of Mr. Toll.

     (d) During the past five years, none of Asset Value, Asset Value Management, Kent, MYFM, Park Lane nor any of the persons listed on Exhibits A, B, C and D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Asset Value, Asset Value Management, Kent, MYFM, Park Lane nor any of the persons listed on Exhibits A, B, C and D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey corporation. MYFM is a New York limited liability company. Park Lane is a Pennsylvania limited partnership. All individuals listed on Exhibits A, B, C and D are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 17, 1999 in a privately negotiated transaction, Asset Value acquired 2,535,579 Shares at an aggregate purchase price of $50,711.58, MYFM acquired 2,000,000 Shares at an aggregate purchase price of $40,000 and Park Lane acquired 500,000 Shares at an aggregate purchase price of $10,000. These Shares were newly issued by General Devices and were purchased by Asset Value, MYFM and Park Lane with their respective cash reserves. The Customer Shares purchased by a customer of TRW were purchased with personal funds in an open market transaction on February 8, 1999, for an aggregate purchase price of $802.50.

Item 4.  PURPOSE OF TRANSACTION.

     Asset Value, MYFM and Park Lane purchased the Shares in General Devices with the objective of maximizing shareholder value. It is the current intention of the parties to seek the acquisition of an operating business, although no specific operating business has been identified.

     Asset Value, MYFM and Park Lane have not entered into any formal agreement either written or oral with respect to the General Devices investment.

     Asset Value, MYFM and Park Lane retain the right to take any step in the future with respect to its General Devices investment, either alone or in conjunction with one another. Irrespective of the foregoing or any other conditions or considerations, Asset Value, MYFM and Park Lane may determine to buy additional Shares or sell Shares as they deem in their own respective best interests.

Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on February 25, 1999, Asset Value beneficially owned an aggregate of 2,575,579 Shares, or approximately 25.81%, MYFM owned an aggregate of 2,000,000 Shares, or approximately 20.04% and Park Lane owned an aggregate of 500,000 Shares or approximately 5.01%.

     (b) Asset Value, MYFM and Park Lane have the sole power to vote and dipose of 2,535,579 Shares (or approximately 25.41%), 2,000,000 Shares (or approximately 20.04%) and 500,000 Shares (or approximately 5.01%), respectively. Asset Value has shared voting and dispositive power over 40,000 Customer Shares, (or approximately .4%).

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 1998.

     (c) Exhibit E annexed hereto sets forth all transactions in Shares effected by Asset Value, MYFM, Park Lane and a customer of TRW in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase price. All transactions by Asset Value, MYFM and Park Lane were privately negotiated. The Customer Shares were purchased in an open market transaction on the Over-the-Counter Bulletin Board.

     (d) The Shares reported by Asset Value includes 40,000 Shares beneficially owned by a customer ("Customer Shares") of TRW and it is the customer that would receive dividends from, or the proceeds for the sale of, those securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons and entities named in Item 2, including but not limited to, the transfer or voting of those securities or the giving or withholding of any proxy for those securities.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
         Exhibit C - Additional Information - Leonard M. Tannenbaum, CFA Exhibit D - Additional Information - Bruce E. Toll
         Exhibit E -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 25, 1999


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary



                                   MYFM CAPITAL, LLC

                                   By:  MYFM Capital, LLC


                                   By: /s/ Leonard M. Tannenbaum
                                       -------------------------------
                                       Leonard M. Tannenbaum
                                       Managing Partner



                                   PARK LANE ASSOCIATES, L.P.

                                   By:  /s/ Bruce E. Toll
                                        ------------------------------
                                        Bruce E. Toll
                                        General Partner

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                    PRESENT POSITION(S) WITH ADDRESS
-------------------------                    ---------------------------------
Paul O. Koether                              See Exhibit B for information about
                                             Mr. Koether

John W. Galuchie, Jr.                        See Exhibit B for information about
                                             Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------
Paul O. Koether                              Chairman, President and Director
                                             of Kent

                                             Registered Representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management

                                             Chairman  and  Director of
                                             Pure World, Inc. ("Pure World")
                                             (Pure World develops, manufactures
                                             and sells natural ingredients
                                             which principally are derived
                                             from plant materials (botanicals)
                                             using its proprietary extraction
                                             technology for the cosmetic, food
                                             and flavor, nutraceutical and
                                             pharmaceutical industries.)

                                             Chairman, President and Director of
                                             Sun Equities Corporation ("Sun")
                                             (Sun is a closely-held private
                                             company, the business of which is
                                             to own shares of other
                                             corporations.  Sun and parties
                                             affiliated with Sun own
                                             approximately 38 percent of Pure
                                             World's outstanding common stock.)

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 41 percent
                                             of Kent's outstanding common
                                             stock.)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its
                                             assets.)

                                             Chairman and Director
                                             Cortech, Inc. ("Cortech")
                                             6850 N. Broadway
                                             Denver, CO  80221
                                             (A biopharmaceutical company where
                                             research and development efforts
                                             have focused primarily on
                                             bradykinin antagonists and protease
                                             inhibitors.)


*Unless otherwise designated, the address of the executive officers, directors, and companies referred herein, is 376 Main Street, Bedminster, New Jersey 07921.


John W. Galuchie, Jr.                        Vice President and Treasurer of
                                             Kent

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Vice President and Director of Sun

                                             Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President, Treasurer and
                                             Director of AMTS

                                             President and Director
                                             of Cortech


M. Michael Witte                             Director of Kent
1120 Granville Avenue
Suite 102                                    President
Los Angeles, CA  90049                       M.M. Witte & Associates, Inc.
("1120 Granville")                           1120 Granville
                                             (Oil and gas consulting and
                                             investment management)

                                             President and Chief Executive
                                             Officer
                                             South Coast Oil Corporation
                                             800 W. 6th Street
                                             Pacific Financial Center
                                             Suite 1600
                                             Los Angeles, CA  90017
                                             (Oil and gas exploration and
                                             production)


Casey K. Tjang                               Director of Kent
350 Fifth Avenue
Empire State Building                        President, Chief Financial Officer,
Room 3922                                    Secretary and Director
New York, NY  10118                          Leading Edge Packaging, Inc.
("350 Fifth")                                350 Fifth
                                             (Marketing wholesaler and
                                             distribution of consumer product
                                             packagings)


Mathew E. Hoffman, Esq.                      Director of Kent
425 Park Avenue
New York, NY  10022                          Head of Litigation
("425 Park")                                 Todtman, Nachamie, Hendler & Spizz
                                             P.C.
                                             425 Park
                                             (Law firm)



                                    EXHIBIT C

              Additional Information -  Leonard M. Tannenbaum, CFA
                         (See Item 2 of this Schedule)





Name and Business Address                    Present Position(s) with Address
-------------------------                    --------------------------------
Leonard M. Tannenbaum, CFA                   Managing Partner of MYFM
700 Scarsdale Avenue #2C                     Capital LLC
Scarsdale, NY  10583                         ("700 Scarsdale")
("700 Scarsdale")
                                             Nominee for Director of Westower
                                             Corporation
                                             17886 55th Avenue
                                             Surrey, BC  V356C8   Canada
                                             (Builds and owns towers for
                                             cellular, PCS and paging companies)




                                    EXHIBIT D

                     Bruce E. Toll - Additional Information
                         (See Item 2 of this Schedule)





Name and Business Address                    Present Position(s) with Address
-------------------------                    --------------------------------
Bruce E. Toll                                General Partner of Park Lane
3103 Philmont Avenue                         ("3103 Philmont")
Huntingdon Valley, PA  19006
("3103 Philmont")                            Vice Chairman
                                             Toll Brothers, Inc.
                                             3103 Philmont
                                             (Nation's leading builder of
                                             luxury homes)

                                             Director of Westower Corporation
                                             17886 55th Avenue
                                             Surrey, BC  V356C8   Canada
                                             (Builds and owns towers for
                                             cellular, PCS and paging companies)




                                   EXHIBIT E

                   Transactions in Shares for the Past 60 Days


Shares purchased by Asset Value:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE
--------                --------------------------         ------------------
02/17/99                   2,535,579                        .02





Shares purchased by MYFM:

                                 NUMBER OF                     PRICE
  DATE                       SHARES PURCHASED                PER SHARE
--------                  ----------------------         ------------------
02/17/99                   2,000,000                        .02






Shares purchased by Park Lane:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE
--------                --------------------------         ------------------
02/17/99                   500,000                          .02




Shares purchased by a customer of TRW:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE
--------                --------------------------         ------------------
02/08/99                   40,000                           .02*


*Exclusive of brokerage commission, if any.

